[Yahoo! letterhead]

July 21, 2010

VIA EDGAR AND FACSIMILE TO (703) 813-6981

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated July 15, 2010 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our response to the specific comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to its response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 4 Investments in Equity Interests, page 77

1.	We note proposed disclosure (ii) provided in response to prior comment 1. In future filings please state, if true, that the Yahoo Japan summarized financial information is not materially different than such information prepared on the basis of U.S. GAAP.

We note the Staff’s comments and supplementally advise the Staff of the following:

In future filings, we will expand our disclosure in the financial statement footnote in which we present the summary financial information of Yahoo Japan to state that Yahoo Japan summarized financial information is not materially different than such information prepared on the basis of U.S. GAAP.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ TIMOTHY R. MORSE
By:	Timothy R. Morse
Title:	Chief Financial Officer

cc:	David Edgar, Staff Accountant

Christine Davis, Staff Accountant

Aman S. Kothari, Vice President, Global Controller

        and Chief Accounting Officer

Michael J. Callahan, Executive Vice President,

        General Counsel

Stephanie I. Splane, Vice President, Corporate Legal Affairs,

        Deputy General Counsel

Robert Plesnarski, O’Melveny & Myers LLP